Exhibit 99.2

PRESS RELEASE

TotalEnergies Celebrates Fifty Years of Operations in Saudi Arabia

Riyadh, December 3, 2024 – On the occasion of French President Emmanuel Macron’s state visit to the Kingdom of Saudi Arabia and as the Company celebrates fifty years of operations in the country, TotalEnergies underlines the importance of its strategic partnership in the field of energy with the Kingdom under the patronage of His Royal Highness Prince Abdulaziz bin Salman Al Saud, Saudi Minister of Energy. The company deploys with success its multi energy strategy in the Kingdom with its flagships projects in the downstream oil sector thanks to its partnership with Aramco, and the development of renewables with various local partners.

"On behalf of TotalEnergies, I would like to celebrate our long history in Saudi Arabia, our strategic partnership with Aramco in particular, as well as the quality, loyalty and commitment of our stakeholders in the Kingdom's energy sector," said Patrick Pouyanné, Chairman and CEO of TotalEnergies. "Saudi Arabia is emblematic of our multi-energy strategy aimed at supporting the energy transition of oil and gas producing countries. Our activities to produce low-carbon and renewable energies contribute to the country's Green Initiative and Vision 2030’s objectives. So, we look forward to continuing to build beautiful things there for years come.”

SATORP: TotalEnergies’ largest refining and chemicals platform in the world

▪	Jointly held by Aramco (62.5%) and TotalEnergies (37.5%), SATORP is one of the world’s best performing integrated refining and petrochemicals platforms, with a production capacity of 460,000 barrels a day.

▪	Located in Jubail and commissioned in 2014, SATORP is the first platform in the Middle East North Africa region to receive ISCC+ certification (July 2022), a sign of international recognition of its circular projects such as the production of polymers from an oil made of recycled plastic waste

▪	In 2022, SATORP played a vital role in ensuring France’s energy security. When sanctions shut Russian diesel out of Europe, SATORP delivered around 300 000 tons of diesel to France, which has made it possible to guarantee France's security of supply.

AMIRAL: an $11 billion petrochemical complex

▪	The construction of the Amiral petrochemical complex, which benefits from synergies with the SATORP platform, is already a third of the way through in line with its initial schedule, which is scheduled to start in 2027. The Amiral project alone, jointly developed by Aramco (62.5%) and TotalEnergies (37.5%), represents an investment of about $11 billion.

Solar: our multi-energy strategy to serve the Kingdom's objectives

▪	TotalEnergies is currently building the Wadi Al Dawasir solar power plant (119 MW) with its partners Toyota Tshusho (40%) and Al Taqaa Zahid (40%). It will be connected to the grid and operational at the beginning of 2025.

▪	In addition, the consortium composed of TotalEnergies and Saudi developer Aljomaih Energy and Water Company (AEW) has signed, in November 2024, a 25-year power purchase agreement (PPA) with Saudi Power Procurement Company (SPPC) for the Rabigh 2 solar project (300 MW). The solar power plant will be developed, built, owned and operated by the consortium with a grid connection planned for 2026.

▪	Finally, TotalEnergies is developing smaller-scale solar projects through its 50%-owned subsidiary Safeer with Al Taqa Zahid for industrial and commercial customers.

Sustainable aviation fuels (SAF) : a production unit under study

▪	After successful tests carried out in 2024, Aramco and TotalEnergies have embarked on a project to co-process used cooking oil to produce sustainable aviation fuels at SATORP from 2026.

▪	In addition, Aramco, TotalEnergies and Saudi Investment Recycling Company (SIRC) are assessing the development of a sustainable aviation fuels (SAF) production unit in synergy with SATORP.

▪	This collaboration will draw on the expertise of the three partners to develop a production unit of sustainable aviation fuels by converting local residues from the circular economy, such as used cooking oil and animal fats.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to supplying affordable, reliable, clean energy to as many people as possible. TotalEnergies intends to put sustainability, in all its dimensions, at the center of its strategy, projects and operations.

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